KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KOTAK MAHINDRA, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

369 LEXINGTON AVENUE, 28TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GIJO JOSEPH
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

290 WEST MT. PLEASANT AVENUE	LIVINGSTON	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, GIJO JOSEPH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KOTAK MAHINDRA, INC., as of MARCH 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID SILVERSMITH
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY
LIC. # 01SI6359505
COMM. EXP. 5/30/21

Signature

PRESIDENT & CEO
Title

David Silversmith
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOTAK MAHINDRA, INC.

CONTENTS





CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Kotak Mahindra, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kotak Mahindra, Inc. as of March 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kotak Mahindra, Inc. as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kotak Mahindra, Inc.'s management. Our responsibility is to express an opinion on Kotak Mahindra, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kotak Mahindra, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Kotak Mahindra, Inc.'s auditor since 2015.
Livingston, New Jersey
April 12, 2018

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2018

ASSETS

Cash and cash equivalents	$	652,418
Receivable from affiliates		199,576
Other receivables		123,494
Office equipment, net of accumulated depreciation of $28,220		53,148
Investments, at fair value		744,228
Prepaid expenses and other assets		131,638
TOTAL ASSETS	$	1,904,502

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued expenses	$	336,474
Commitments and Contingencies (Notes 8 and 9)		
Stockholders' equity		
Common stock - $0.01 par value, authorized 2,000,000 shares, issued and outstanding 1,530,621 shares		15,306
Additional paid-in capital		742,501
Retained earnings		810,221
Total stockholders' equity		1,568,028
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,904,502

See accompanying notes to statement of financial condition.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority-owned subsidiary of Kotak Mahindra Bank Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades executed on the Indian exchanges by its India affiliate, Kotak Securities ("KS"), under Rule 15a-6 of the Securities Exchange Act. The Company also distributes research reports prepared by KS under the same Rule. Additionally, it engages in private placements for funds in the U.S. that are available only to 3c7 investors. These funds are managed by its affiliates, Kotak Mahindra (UK) Limited, Kotak Mahindra Asset Management (Singapore) Pte. Ltd. and Kotak Mahindra (International) Limited.

2. Summary of significant accounting policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

This financial statement was approved by management and available for issuance on April 12, 2018. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over estimated useful lives for office equipment and computers over five years and furniture over seven years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's statement of financial condition only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local and foreign jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

Revenue Recognition

The Company receives referral fee shares for referring clients to affiliates of the Company. The Company receives fees for providing research to clients and records the income at the time the services are provided. The Company also receives service fee income from its affiliates, Kotak Securities Limited, Kotak Mahindra Asset Management (Singapore) Pte. Ltd., Kotak Mahindra Asset Management (UK) Ltd. and Kotak Mahindra (International) Ltd. as compensation for providing chaperoning services under Rule 15a-6 of the Securities Exchange Act of 1934 and other services.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

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2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy. Money market funds approximate fair value due to the short-term nature of the investment. Investments in common stock and mutual funds that are freely tradeable on national stock exchanges are valued at their last reported sales price as of valuation date.

Use of Estimates

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

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2. Summary of significant accounting policies (continued)

Employee Incentive

The Company grants to certain employees cash incentive bonuses. Such bonuses are initially measured in a certain number of shares of the Parent's stock and are valued at the fair value of the shares on the grant date. The bonuses are only payable to the employees in cash and their rights to the bonuses vest over a period of time. Unvested bonuses due at March 31, 2018, amounted to $241,130.

In addition, the Parent has an Employee Stock Option Plan ("ESOP") which allows certain employees of the Company to acquire shares of the Parent. The Company applies the Black-Scholes valuation method to compute the estimated fair value of the stock options and recognizes compensation expense, net of estimated forfeitures.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the statement of financial condition through a right-of-use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its statement of financial condition and related disclosures, but has not yet determined the timing of adoption.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

3. Fair value measurements

The Company's investments recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

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3. Fair value measurements (continued)

The following table presents information about the Company's assets measured at fair value as of March 31, 2018:

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2018
Assets (at fair value)				
Cash and cash equivalents:				
Money market funds	$5,007			$5,007
Investments in securities:				
Common stocks	$25,866	-	-	$25,866
Mutual fund	718,362	-	-	718,362
Total investments in securities	$744,228	-	-	$744,228

The Company has an investment in the Alps Kotak India Growth Fund for which Kotak Mahindra Asset Management (Singapore) Pte. Ltd., a subsidiary of the Parent, acts as a sub-advisor. The investment is carried at a fair value of $718,362 as of March 31, 2018, which is included investments in the statement of financial condition.

During the fiscal year ended March 31, 2018, the Company sold 15,890 shares of Alps Kotak India Growth Fund.

4. Related-party transactions

The Company received referral fees from two affiliates who managed accounts referred to them by the Company. Amounts due from these affiliates for referral fees at March 31, 2018, were $106,493.79.

The $800,000 loan previously extended to Kotak Mahindra International Limited, a stockholder, in February 2017 was repaid in February 2018.

During the year, the Company received service fee income from its affiliate, Kotak Securities Limited, for providing chaperoning services under Rule 15a-6 of the Securities Exchange Act of 1934 for trades executed by its clients through Kotak Securities Limited in India. At March 31, 2018, the amount due from this affiliate for service fees was $81,430.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

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4. Related-party transactions (continued)

During the year, the Company received service fee income from its affiliate, Kotak Mahindra Asset Management (Singapore) Pte. Ltd. for providing liasoning services to certain investment advisors who have been investing with the affiliate. Apart from this, the Company also received service fee income for providing wholesaling services to this affiliate. At March 31, 2018, the amount due from this affiliate for service fees was $33,585.

During the year, the Company received service fee income from its affiliate, Kotak Mahindra (International) Ltd., for providing chaperoning services under Rule 15a-6 of the Securities Exchange Act of 1934. At March 31, 2018, the amount due from this affiliate for service fees was $45,485.

During the year, the Company received service fee income from its affiliate, Kotak Mahindra (UK) Ltd., for providing chaperoning services under Rule 15a-6 of the Securities Exchange Act of 1934. At March 31, 2018, the amount due from this affiliate for service fees was $1,045.

During the year, the Company paid referral fees to its affiliates Kotak Mahindra (International) Ltd and Mahindra (International) Ltd for sub-distributing the funds. At March 31, 2018, the amount due to these affiliates for sub-distribution was $73,453.

5. Income taxes

At March 31, 2018, the Company had net operating loss carryforwards of approximately $3,700,000 and $6,100,000 for federal and state income tax purposes, respectively, which resulted in a deferred tax asset of approximately $1,301,000. The net operating loss carryforwards begin to expire in 2031. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these carryforwards, and therefore, a full valuation allowance has been recorded for federal and state purposes. The change in the valuation allowance for the year ended March 31, 2018, was approximately $265,000.

The effective rate differs from the statutory rate due to the change in the valuation allowance on the deferred tax asset.

On December 22, 2017, the Tax Cuts and Jobs Act (the "2017 Tax Reform Act") was signed into law. The 2017 Tax Reform Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate from 35% to 21% beginning in 2018. As a result, the Company remeasured its deferred tax assets at the new lower corporate income tax rate, which did not have a material effect on the statement of financial conditions.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

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6. **Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. **Net capital requirement**

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At March 31, 2018, the Company's net capital was $1,060,172, which was $948,538 in excess of its required net capital of $250,000.

8. **Commitments and contingencies**

Office Space

The Company leases its New York City office facility under an operating lease which expires in October 2022.

The Company's leases provide for periods of free rent. Pursuant to FASB Accounting Standards Codification ("ASC") 840, Accounting for Leases, the aggregate of the total minimum lease payments under these leases is being amortized on the straight-line basis over the lease terms. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $21,211 at March 31, 2018.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

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8. Commitments and contingencies (Continued)

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

Legal Matters

The Company was named as a co-defendant in multiple class action lawsuits and various individual actions related to an initial public offering ("IPO") in 2015 wherein the Company was one of the several underwriters. The complaints allege, among other things, that the offering material failed to disclose liquidity and debt issues being experienced by the sponsor of the IPO, thereby rendering its business model as not viable. Management of the Company joined with the Underwriters group to vigorously defend its position. Additionally, the issuer of the IPO has granted each of the co-defendants indemnification from virtually all legal fees and any settlements that may result from these matters. During the year ended March 31, 2018, the Company and the majority of the plaintiffs entered into an agreement to settle the action as to all defendants for $57 million without contribution from the underwriters, and the parties submitted the settlement for court approval. The settlement was preliminarily approved by the Court on December 20, 2017. A final approval hearing is scheduled for the next financial year. Management believes that the settlement agreement will prevail, and that the indemnification agreement further shields the Company from any material adverse outcome. Accordingly, adjustments, if any that might result from the resolution of this matter have not been reflected in the financial statement.

9. Concentrations of credit risk

From time to time, the Company maintains its cash in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

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10. **Employee Stock Options**

The Parent has an Employee Stock Option Plan ("ESOP") which allows certain employees of the Company to acquire shares of the Parent. Option awards generally vest based on an average three years of continuous service. The fair value of options granted is recognized as compensation expense with a corresponding increase in equity and is spread over the period during which the employees become unconditionally entitled to the options. Options are forfeited if the employee leaves the Company before the options vest.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model.

Option-pricing models require the input of highly subjective assumptions, including the expected term of options, the expected price volatility of the stock underlying such options and forfeiture rate. The expected volatility is based on historical information for the Parent's publicly traded stock. The expected term is based on the stated life of the options granted. The risk-free rate for periods with the contractual life of the option is based on the estimated risk free rate in India in effect at the time of grant. The assumptions used for stock options granted during the year ended March 31, 2018, consist of the following:

Stock Price at Mar 31, 2018	Rs. 1047.80
Weighted Average Exercise Price(INR)	Rs. 613
Weighted Average Exercise Price(USD)	9.41
Expected Volatility	21.96%
Expected Dividends	None
Expected Term (in years)	Average 3 years
Risk-free interest rate	Approx 6.5%

A summary of the option activity under the ESOP as of March 31, 2018, and changes during the year then ended is presented below:

	Shares	Weighted Average Exercise Price(INR)	Weighted Average Exercise Price(USD)
Outstanding at beginning of year	14,530	Rs. 613	9.41
Forfeited or lapsed	(14,530)		
Outstanding at March 31, 2018	None		
Exercisable at March 31, 2018	None		